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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)    *

SR Telecom Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
78464P208
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Found on Page 16

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 128,973,485 Shares, which is 16.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,253,834
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,253,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,253,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 18 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Loan Participation LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 128,973,485 Shares, which is 16.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,894,941
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,894,941
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,894,941
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 18 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 128,973,485 Shares, which is 16.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,719,651
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,719,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,719,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 18 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 128,973,485 Shares, which is 16.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,253,834
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,253,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,253,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D

Page 5 of 18 Pages

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 128,973,485 Shares, which is 16.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 128,973,485
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 128,973,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,973,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 6 of 18 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 128,973,485 Shares, which is 16.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 128,973,485
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 128,973,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,973,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 18 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 128,973,485 Shares, which is 16.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 128,973,485
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 128,973,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,973,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 18 Pages

                This Amendment No. 7 to Schedule 13D amends the Schedule 13D initially filed on October 11, 2005 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: As of the date of this filing, Greywolf Capital Partners II LP and Greywolf Capital Overseas Fund own in aggregate 93,078,544 common shares (the "Shares") of SR Telecom Inc. (the "Company"), such amount representing 12.3% of the issued and outstanding Shares of the Company. Greywolf Loan Participation LLC currently holds approximately CDN$6,102,140 principal amount of convertible term loans and PIK notes (together, the "Convertible Term A Loans") (such amount being comprised of approximately CDN$5,273,972 principal amount of original loans and approximately CDN$828,168 principal amount of PIK notes representing capitalized PIK interest) owed by the Company under that Amended and Restated Credit Agreement dated June 27, 2007 among the Company, BNY Trust Company of Canada as Administrative Agent and the Lenders named therein (the “Amended and Restated Credit Agreement”). The Convertible Term A Loans and certain other amounts owing under the Amended and Restated Credit Agreement are convertible into Shares at a conversion rate of CDN $0.17 per Share, subject to adjustment and pursuant to the terms of the Amended and Restated Credit Agreement, either after December 31, 2007 or in the event that an offer to acquire 50.1% of the Company’s Shares is made, whether by takeover bid, plan of arrangement, amalgamation or otherwise. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and assuming no holders of Convertible Term A Loans or other convertible loans issued under the Amended and Restated Credit Agreement other than any of the Reporting Persons (as defined below) mentioned herein convert any such loans, the Reporting Persons may in aggregate be deemed to be the beneficial owners of 16.3% of the Company's Shares through their ownership of Shares or Convertible Term A Loans. For further information regarding the Convertible Term A Loans, see Amendment No. 3 to the Schedule 13D.

Item 4. Purpose Of The Transaction

Item 4 of the Schedule 13D is updated as follows:

As of the date of this filing, Greywolf Capital II and Greywolf Overseas own in aggregate 93,078,544 Shares, such amount representing 12.3% of the issued and outstanding Shares of the Company. Greywolf Loan Participation currently holds approximately CDN$6,102,140 principal amount of Convertible Term A Loans. Such Convertible Term A Loans and certain other amounts owing under the Amended and Restated Credit Agreement are convertible at a conversion rate of CDN $0.17 per Share, subject to adjustment and pursuant to the terms and conditions of the Amended and Restated Credit Agreement, after December 31, 2007 or in the event that an offer to acquire at least 50.1% of the Company’s Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. For more information regarding the terms of the Convertible Term A Loans and the Amended and Restated Credit Agreement, see the Preliminary Note and Amendment No. 3 to the Schedule 13D.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Convertible Term A Loans, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares and/or Convertible Term A Loans or dispose of any or all of its Shares and/or Convertible Term A Loans depending upon an ongoing evaluation of the investment in the Shares and Convertible Term A Loans, prevailing

Page 9 of 18 Pages

market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares and/or Convertible Term A Loans which it may hold at any point in time.

Also, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or other persons regarding the Company, including but not limited to its operations and matters related to the Company's creditor protection filing under the Companies' Creditor Arrangement Act with the Quebec Superior Court.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Greywolf Funds and Greywolf Loan Participation

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds and Greywolf Loan Participation is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the (i) 754,992,769 Shares outstanding as of September 30, 2007 as reported by the Company plus (ii) with respect to all Reporting Persons other than Greywolf Capital II and the General Partner, the 35,894,941 Shares that would be issued as of the date of this filing if Greywolf Loan Participation converted all of the Convertible Term A Loans it owns.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (net of commissions) for all purchases and sales of the Shares by the Greywolf Funds since the filing of the prior Schedule 13D are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the

Page 10 of 18 Pages

disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

(b)	The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

(c)	Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the

Page 11 of 18 Pages

General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares (including those beneficially owned through ownership of Convertible Term A Loans) reported hereby for Greywolf Capital II and Greywolf Loan Participation are owned directly by Greywolf Capital II and Greywolf Loan Participation, respectively. With respect to the Shares reported herein by Greywolf Overseas, 64,824,710 Shares are owned directly by Greywolf Overseas and 35,894,941 Shares are owned directly by Greywolf Loan Participation (through its ownership of Convertible Term A Loans). Because Greywolf Overseas has the power to vote and dispose of the Shares owned by Greywolf Loan Participation, Greywolf Overseas may be deemed to beneficially own such 35,894,941 Shares. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares (and related Convertible Term A Loans).

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 7 a Power of Attorney granting certain individuals the power to sign this Schedule 13D and certain other documents on behalf of the Reporting Persons.

Page 12 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2007

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager or manager to

GREYWOLF CAPITAL OVERSEAS FUND

And GREYWOLF LOAN PARTICIPATION LLC

By Jonathan Savitz,

Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz

Jonathan Savitz

Page 13 of 18 Pages

SCHEDULE A

GREYWOLF CAPITAL PARTNERS II, LP

TRADE DATE	NO. OF SHARES SOLD (S)	PRICE PER SHARE ($)
11/19/07	6,060,000	CDN$0.00999

Page 14 of 18 Pages

SCHEDULE B

GREYWOLF CAPITAL OVERSEAS FUND

TRADE DATE	NO. OF SHARES SOLD (S)	PRICE PER SHARE ($)
11/19/07	13,940,000	CDN$0.00999

Page 15 of 18 Pages

EXHIBIT INDEX

EXHIBIT 7	Power of Attorney

Page 16 of 18 Pages

EXHIBIT 7

to

SCHEDULE 13D

POWER OF ATTORNEY

Each of the undersigned hereby appoints each of William Troy, Brett Bush and Dave Ray its or his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D and Schedule 13G (or any successor form thereto), and any amendments thereto, any Forms 3, 4 and 5 or any successor form thereto, and any amendments thereto, any Form 13F (or any successor form thereto), and any amendments thereto, and with any other regulatory agency or entity any forms or reports required by such agency or entity with respect to securities of any issuer held or deemed held by (i) the undersigned, or (ii) funds and/or managed accounts managed and/or advised by the undersigned or for which any of the undersigned acts as general partner, manager or otherwise attorney-in-fact, and any amendments thereto, or in each case any related documentation which it or he may be required to be filed, and granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which it or he might or could do itself or himself, hereby ratifying and confirming all that each said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof. The authority of each of William Troy, Brett Bush and Dave Ray under this Power of Attorney shall continue with respect to each of the undersigned until each of the undersigned is no longer subject to such filings, unless revoked earlier in writing.

Date: November 27, 2007

GREYWOLF ADVISORS LLC

On its own behalf and on behalf of all funds for which it acts as general partner and funds and managed accounts advised by it

/s/ Jonathan Savitz

Name: Jonathan Savitz

Title: Senior Managing Member

GREYWOLF GP LLC

/s/ Jonathan Savitz

Name: Jonathan Savitz

Title:	Managing Member

Page 17 of 18 Pages

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf and on behalf of all funds and managed accounts advised by it and funds for which it acts as general partner

By: GREYWOLF GP LLC, its general partner

/s/ Jonathan Savitz

Name: Jonathan Savitz

Title:	Managing Member

/s/ Jonathan Savitz

Jonathan Savitz

Page 18 of 18 Pages